Exhibit 99.5

CONTINENTAL ENERGY CORPORATION
The “Reporting Issuer” Or The “Company”

FORM 51-101F1
STATEMENT OF RESERVES DATA
AND OTHER OIL AND GAS INFORMATION

This is a part of the form referred to in item 1 of section 2.1 of National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities (“NI 51-101”). Terms for which a meaning is given in NI 51-101 have the same meaning in this form.

Item 1.1:	Relevant Dates

1.	The date of this report and this statement is: August 3, 2017 (the “Statement Date”).

2.	The effective date of information provided in this statement is as at the date of the Company’s most recently completed fiscal year ended on: June 30, 2017 (the “Effective Date”).

3.	The date of preparation the information provided herein is: July 30, 2017 (the “Preparation Date”).

Item 2.1:	Reserves Data (Forecast Prices and Costs)

At the Statement Date, the Company does NOT have any reserves of any category of any hydrocarbon product type in any country.

Item 6.1:	Oil and Gas Properties and Wells

At the Statement Date, the Company does NOT have any oil and gas properties, plants, facilities and installations in any country, onshore or offshore; and does NOT have any producing or non-producing oil wells or gas wells in any country, onshore or offshore.

Item 6.2:	Properties With No Attributed Reserves

At the Statement Date, the Company does NOT have any net or gross interest in any unproved or exploration stage oil and gas properties under any lease, concession, production sharing contract, or similar license arrangement in any country, onshore or offshore.

Item 6.6:	Costs Incurred

During its most recent financial year covered by this report, the Company has not incurred any costs for the acquisition of new proved or unproved oil and gas properties; and has not incurred any costs for exploration costs or development costs on any oil and gas exploration or production properties.

Item 6.7:	Exploration and Development Activities

During its most recent financial year covered by this report, the Company has not completed any exploratory wells or development wells of any category or classification in any country. The Company’s most important current and short term future planned oil and gas exploration and development activities, by country, are:

  Indonesia - The Company actively reviews selected blocks in bid round offerings of new PSC blocks by Indonesian oil and gas regulator MIGAS. The Company intends to continue participating in these bid rounds when a block or blocks it believes have technical merit and/or for which the Company has a competitive advantage.

  Indonesia - The Company actively reviews selected blocks in bid round offerings of new KSO joint operations blocks and field offered by Indonesian state oil company PERTAMINA. The Company intends to continue participating in these bid rounds when a block or blocks it believes have technical merit and/or for which the Company has a competitive advantage.

  Indonesia - The Company reviews selected farm out offers from other oil and gas exploration and production operators from time to time and when a block or opportunity it believes has technical merit and/or for which the Company has a competitive advantage.

  Malaysia - The Company actively reviews selected blocks in bid round offerings of new PSC blocks by PETRONAS. The Company intends to continue participating in these bid rounds when a block or blocks it believes have technical merit and/or for which the Company has a competitive advantage.

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CONTINENTAL ENERGY CORPORATION
The “Reporting Issuer” Or The “Company”

FORM 51-101F3
REPORT OF MANAGEMENT AND DIRECTORS
ON OIL AND GAS DISCLOSURE

This is a part of the form referred to in item 3 of section 2.1 of National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities (“NI 51-101”). Terms for which a meaning is given in NI 51-101 have the same meaning in this form.

1.

Management of Continental Energy Corporation (the “Company”) are responsible for the preparation and disclosure of information with respect to the Company’s oil and gas activities in accordance with securities regulatory requirements.

2.

The Reserves Committee of the board of directors of the Company has reviewed the oil and gas activities of the Company and has determined that the Company had no oil and gas reserves to report as of the date of its most recently completed financial year ended on June 30, 2017.

3.	An independent qualified reserves evaluator or qualified reserves auditor has not been retained to evaluate the Company’s reserves data.

4.	No report of an independent qualified reserves evaluator or qualified reserves auditor in Form 61-101F2 will be filed with securities regulatory authorities with respect to the said financial year.

5.

The Reserves Committee of the board of directors has reviewed the Company’s procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has, on the recommendation of the Reserves Committee, approved:

a.	the content and filing with securities regulatory authorities of Form 51-101F1 containing information detailing the Company's oil and gas activities; and

b.	the content and filing of this report.

Signed, and dated at the Statement Date: August 3, 2017.

<< Signed >>	<< Signed >>
Richard L. McAdoo	Robert V. Rudman
Director & CEO	Director & CFO